UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.1)*

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

84920Y106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84920Y106	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Seidler Kutsenda Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,299,311 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,299,311 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,299,311 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.42%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 84920Y106	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Seidler Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,299,311 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,299,311 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,299,311 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.42%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SEP SWH Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,299,311 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,299,311 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,299,311 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.42%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON New SEP SWH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,730,179 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,730,179 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,730,179 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.40%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 84920Y106	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SEP SWH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,569,132 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,569,132 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,569,132 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 84920Y106	Page 7 of 12 Pages

ITEM 1.

(a)	Name of Issuer: Sportsman’s Warehouse Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7035 South High Tech Drive

Midvale, Utah 84047

ITEM 2.

(a)	Name of Person Filing:

1)	Seidler Kutsenda Management Company, LLC, a California limited liability company (“SKMC”)

2)	Seidler Equity Partners III, L.P., a Delaware limited partnership (“SEP III”)

3)	SEP SWH Holdings GP, LLC, a California limited liability company (“SEP GP”)

4)	New SEP SWH Holdings, L.P., a Delaware limited partnership (“New SEP”)

5)	SEP SWH Holdings, L.P., a Delaware limited partnership (“SEP” and together with New SEP, the “SEP Funds”)

Collectively, SKMC, SEP III, SEP GP, New SEP and SEP are referred to herein as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if None, Residence:

The address for SKMC is:

4640 Admiralty Way, Suite 1200

Marina del Rey, CA 90292

The address for each of the other Reporting Persons is:

c/o Seidler Kutsenda Management Company, LLC

4640 Admiralty Way, Suite 1200

Marina del Rey, CA 90292

(c)	Citizenship:

The place of organization of each of the Reporting Persons is in the state of the United States indicated in Item 2(a) above.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number: 84920Y106

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 84920Y106	Page 8 of 12 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned **see Note 1**:

1)	SKMC	15,299,311

2)	SEP III	15,299,311

3)	SEP GP	15,299,311

4)	New SEP	7,730,179

5)	SEP	7,569,132

(b)	Percent of class:

1)	SKMC	36.42%

2)	SEP III	36.42%

3)	SEP GP	36.42%

4)	New SEP	18.40%

5)	SEP	18.02%

The percent of class is based on 42,003,599 shares of Common Stock of the Issuer outstanding as of November 20, 2015 (based on the Issuer’s Quarterly Report on Form 10-Q filed on November 20, 2015 for the quarterly period ended October 31, 2015).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote **see Note 1**:

1)	SKMC	15,299,311

2)	SEP III	15,299,311

3)	SEP GP	15,299,311

4)	New SEP	7,730,179

5)	SEP	7,569,132

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of **see Note 1**:

1)	SKMC	15,299,311

2)	SEP III	15,299,311

3)	SEP GP	15,299,311

4)	New SEP	7,730,179

5)	SEP	7,569,132

CUSIP No. 84920Y106	Page 9 of 12 Pages

** Note 1**

7,730,179 shares of the Issuer’s Common Stock are held of record by New SEP, and 7,569,132 shares of the Issuer’s Common Stock are held of record by SEP.

SEP GP is the general partner of both New SEP and SEP, and SEP III is the sole member of SEP GP. SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by the SEP Funds. Each of SKMC, SEP III and SEP GP may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own the Issuer’s Common Stock held by the SEP Funds. Each of SKMC, SEP III and SEP GP disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that each of SKMC, SEP III and SEP GP is the beneficial owner of such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of New SEP and SEP, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of the Issuer owned by, New SEP and SEP, respectively.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit I

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certifications

Not applicable.

CUSIP No. 84920Y106	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2016

SEIDLER KUTSENDA MANAGEMENT COMPANY, LLC

By:	/s/ Eric Kutsenda
Name:	Eric Kutsenda
Title:	Vice President

SEIDLER EQUITY PARTNERS III, L.P.
By:	SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS GP, LLC
By:	Seidler Equity Partners III, L.P., its Sole Member
By:	SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

NEW SEP SWH HOLDINGS, L.P.
By:	SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS, L.P.
By:	SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

CUSIP No. 84920Y106	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit I — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II — Joint Filing Agreement (previously filed with the Schedule 13G filed by the Reporting Persons on February 3, 2015).